Michael L. Seneski Chief Financial Officer	One American Road Dearborn, Michigan 48126

April 4, 2014

Via EDGAR Mr. Gus Rodriguez Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
Re:	Ford Motor Credit Company LLC Form 10-K for Fiscal Period Ended December 31, 2013 Filed February 18, 2014 File No. 001-06368

Dear Mr. Rodriguez:

The following is in response to the comment and request for information set forth in your letter of March 19, 2014 regarding the Annual Report on Form 10-K filed for the year ended December 31, 2013 (the “2013 10-K Report”) filed by Ford Motor Credit Company LLC (“Ford Credit”). For the convenience of the Staff, the comment is repeated verbatim with Ford Credit’s response immediately following.

Note 10. Income Taxes, page FC-32
1. You disclose that you reversed $250 million in deferred tax liabilities in 2011 due to a change in assertion that $3.6 billion of earnings from nearly all non-U.S. subsidiaries would be indefinitely reinvested outside the United States. During the fourth quarter of 2013 you concluded that $500 million in earnings from their European operations planned for distribution to the United States would also be indefinitely reinvested outside the United States. As a result, you reversed tax liabilities of $83 million related to these foreign earnings. Despite your assertions that you would indefinitely reinvest the earnings in your foreign operations dating back to 2011, the net income before taxes of your international segment has remained unchanged at $371 million since 2011.

ASC 740-30-45 states that a parent entity shall have evidence of specific plans for the reinvestment of undistributed earnings of a foreign subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. Please provide us with copies of documents that support your reinvestments of undistributed earnings to date and your specific plans for the reinvestment of the undistributed earnings in excess of $4 billion in your foreign subsidiaries that overcome the presumption that all undistributed earnings will be transferred to the parent entity. Please also tell us why the reinvestment of your foreign earnings has not resulted in any increase in your net income before taxes or revenues for your international segment in 2012 or 2013.

Response: Our U.S. operations are significant, representing 71% of global receivables and 66% of our consolidated profit before tax in 2013. Presently, our U.S. operations are not reliant upon repatriated earnings from our non-U.S. operations. Any non-U.S. earnings that are repatriated to us generally are passed on as distributions to our shareholder, consistent with our general policy to return excess capital to our shareholder.

ASC 740-30-25-17 states that the presumption in paragraph 740-30-25-3 that all undistributed earnings will be transferred to the parent entity may be overcome, and no income taxes shall be accrued, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely. Experience of the entity and definite future programs of operations and remittances are examples of the types of evidence required to substantiate the parent entity’s representation.

The expectations of growth and required equity for our non-U.S. operations used for the basis of our assertion are based on a review of our forward year business plan assumptions for those operations. Our annual business planning process generates detailed assumptions by market that are used to develop our treasury planning information (e.g., cash requirements, growth plans, and dividend plans), and ultimately our corporate financial forecast. Our business planning process is very disciplined and is subject to many levels of thorough review, up to and including our Board of Directors, as part of our governance process. This detailed business plan information forms the basis for our determining the extent to which non-U.S. earnings will be returned to the United States and, therefore, the extent to which provision for U.S. deferred taxes should be made on those earnings. Using this process, as of December 31, 2013, as disclosed in Note 10 of our 2013 10-K Report, we had determined that $5.1 billion of non-U.S. earnings were indefinitely reinvested in operations outside the United States and would not be returned to the U.S. in the foreseeable future. As a result, in accordance with ASC 740-10-25-3 and ASC 740-30-25-18, we did not provide U.S. deferred taxes on those earnings.

During 2011, we changed the assertion related to $3.6 billion of cumulative unremitted earnings from non-U.S. operations. For the three-year period prior to the change in assertion, our non-U.S. operations remitted dividends of approximately ($1.5 billion). Although we had historically provided deferred taxes for the presumed repatriation to the U.S. of earnings from nearly all non-U.S. subsidiaries, this was revisited in 2011 in conjunction with Ford Motor Company’s release of its valuation allowance against deferred tax assets. At that time, based on the business plan, management concluded that $3.6 billion of unremitted cumulative earnings from non-U.S. operations were not required as a source of funding for U.S. operations. These earnings had in fact been deployed as a source of funding for our non-U.S. operations as they were earned. As a result, the change in assertion had no obvious impact on the profits or revenues of our non-U.S. operations in 2011 or beyond.

Since the 2011 change in assertion, the portion of our non-U.S. earnings that management has determined to be indefinitely reinvested has increased by $1.5 billion. These earnings primarily have been used to fund receivables in our non-U.S. operations, which have grown from $26.5 billion in 2011 to $29.4 billion in 2013 with further growth expected. An increase in reinvested earnings, however, does not necessarily translate into year-over-year increases in profitability or revenue. There are many factors that contribute to the level of income before taxes and revenues that our operations generate in a particular year, such as market interest rates, cost assumptions in pricing, mix of business, and competitive environment. Explanations for year-over-year changes in the income before tax of our International segment are included in the MD&A section of our 10-K Reports.

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In connection with our response to your comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response set forth above, please call Jane Carnarvon at (313) 248-1496, David Witten at (313) 845-8476, or me at (313) 322-1774.

Sincerely,

/s/ Michael L. Seneski

Michael L. Seneski
Chief Financial Officer
Ford Motor Credit Company LLC

cc:	Paul Cline, Division of Corporation Finance, SEC Jane Carnarvon, Vice President of Accounting, Ford Credit David Witten, Attorney

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